As filed with the Securities and Exchange Commission on July 1, 1999




                                            1933 Registration No. 333-77475
                                            1940 Registration No. 811-09311



                       Securities and Exchange Commission

                             Washington, D.C. 20549


                                 Pre-Effective
                                Amendment No. 1
                                  FORM N-8B-2



                Registration Statement of Unit Investment Trusts

                     Which are Currently Issuing Securities



                        Pursuant to Section 8(b) of the
                         Investment Company Act of 1940





                         AIM SUMMIT INVESTORS PLANS II


                        (Name of Unit Investment Trust)


                      Not Currently the Issuer of Periodic
                 ----
                           Payment Plan Certificates

                   X Issuer of Periodic Payment Certificates
                 ----

PART I. ORGANIZATION AND GENERAL INFORMATION

1.       (a)     Furnish name of the trust and the Internal Revenue Service
Employer Identification Number. (According to security designation or otherwise, if the trust does not have or does not transact business under any other designation).

                 AIM Summit Investors Plans II (hereinafter the "Trust" or "Plans")

                 Internal Revenue Service Employer Identification No.
                 76-0603040

         (b) Furnish title of each class or series of securities issued by the trust.

                 AIM Summit Investors Plans II

2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust. (Note definition of "depositor" in general instructions).

                 A I M Distributors, Inc.
                 11 Greenway Plaza
                 Suite 100
                 Houston, Texas 77046

                 Internal Revenue Service Employer Identification No. 74-1894784 A I M Distributors, Inc. is hereinafter referred to as the "Depositor" or the "Sponsor/Depositor")

3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class of series or securities each custodian or trustee is acting.

                 State Street Bank and Trust Company (the "Trustee", or the "Custodian/Trustee") P.O. Box 8300
                 Boston, Massachusetts 02266-8300

                 Internal Revenue Service Employer Identification No.
                 04-1867445

                 State Street Bank and Trust Company is acting as custodian for AIM Summit Investors Plans II.

4. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities or the trust.

                 A I M Distributors, Inc.
                 11 Greenway Plaza
                 Suite 100
                 Houston, Texas 77046

                 Internal Revenue Service Employer Identification No.
                 74-1894784
                                       2

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

                  The Commonwealth of Massachusetts

6.       (a)      Furnish the dates of execution and termination of any
indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities. (If individual indentures or agreements are entered into with security holders, so state and furnish the date of the first such indenture or agreement).

                  Individual agreements (the Plans) will be entered into with Plan investors (hereinafter referred to as "Planholders"). A Plan represents an agreement among the Planholder, the Sponsor, and the Custodian under which amounts invested (after deduction of a front-end sales load ( the "Creation and Sales Charge") and other fees) are used to purchase shares of the AIM Summit Fund Inc. (the "Fund") at net asset value.

         (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee. (If this indenture or agreement is the same as set forth in Item 6(a), so state).

                  Custodian Agreement, dated April 29, 1999, between the Custodian/Trustee and the Sponsor/Depositor. See Item 20(b) for termination provisions.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state:

                  The name of the Trust has never been changed.

8. State the date on which the fiscal year of the trust ends.

                  October 31

MATERIAL LITIGATION

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

                  None

PART II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST.

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

         (a) Whether the securities are of the registered or bearer type Registered.

         (b) Whether the securities are of the cumulative or distributive type.

                  The securities are distributive unless a contrary election is made.

         (c) The rights of security holders with respect to withdrawal or redemption.

                  The sections entitled "Systematic Withdrawal Program," "Cancellation and Refund Rights," "Partial Withdrawal or Partial Liquidation Without Termination" and "Complete Withdrawal or Termination" under the caption "RIGHTS AND PRIVILEGES OF PLANHOLDERS" in the prospectus contained in the Trust's registration statement on Form S-6 (the "Prospectus"), filed with the Commission on April 30, 1999, (Accession No. 0000950129-99-001896), are incorporated herein in response to this item.

         (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

                  The sections entitled "Transfer or Assignment," "Systematic Withdrawal Program," "Cancellation and Refund Rights," "Partial Withdrawal or Partial Liquidation Without Termination," "Complete Withdrawal or Termination," and "Plan Reinstatement Privilege" under the caption "RIGHTS AND PRIVILEGES OF PLANHOLDERS" in the Prospectus are incorporated herein in response to this item.

         (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

                  The sponsor or the Custodian may terminate a Plan if a Planholder has failed to make investments under a Plan for a period of 6 consecutive months from the scheduled due date of the last investment made (including any investments made in advance of their scheduled due dates).

                  The text under the caption "TERMINATION OF A PLAN" and the section entitled "Plan Reinstatement Privilege" under the caption "RIGHTS AND PRIVILEGES OF PLANHOLDERS" in the Prospectus are also incorporated herein in response to this item.

         (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

                  Planholders will receive notice of all the Fund stockholders meetings together with proxy statements. The Custodian/Trustee will vote the shares held in a Planholder's account as instructed by the Planholder on the voting instructions card which will accompany the notice and proxy statement. If the voting instructions card is validly executed and returned without specification of a choice, the shares will be voted in favor of the proposals of the Fund's management. The Custodian/Trustee will vote shares for which no valid voting instructions have been received in the same proportions as it votes shares for which it has received instructions. A Planholder may attend any such meeting, vote the shares held in his account in person, by making a written request to the Custodian/Trustee prior to the meeting for a proxy which will permit the shares to be voted in person.

         (g) Whether security holders must be given notice of any change in:

                  (1)      the composition of the assets of the trust.

                  Notice is required to be given.

                  (2) the terms and conditions of the securities issued by the trust.

                  Notice and Consent is required to be given.

                  (3) the provisions of any indenture or agreement of the trust.

                  Notice and Consent is required to be given of any amendment to the Custodian Agreement which will adversely affect any material right or privilege of a Planholder. Changes which only affect Plans not yet issued maybe made by the Sponsor and Custodian without notice.

                  (4)      the identity of the depositor, trustee or custodian.

                  Notice is required to be given.

         (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

                  (1)      the composition of the assets of the trust.

                  Consent of the Planholders is not required.

                  (2) the terms and conditions of the securities issued by the trust.

                  See response to I0(g)(2)

                  (3) the provisions of any indenture or agreement of the trust.

                  See response to I0(g)(3)

                  (4)      the identity of the depositor, trustee or custodian.

                  Consent of Planholders is not required.

         (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

         The sections entitled "Planholders May Qualify for Reduced Sales Charges," "Making Investments Ahead of Schedule to Complete a Plan Early," "Changing the Face Amount of a Plan," "Extended Investment Option, " "Reinvestment of Income Dividends and Capital Gains Distributions" and "Statement, Reports and Notices" under the caption "RIGHTS AND PRIVILEGES OF PLANHOLDERS" in the Prospectus are also incorporated herein in response to this item.

INFORMATION CONCERNING THE SECURITIES UNDERLYING THE TRUST'S SECURITIES

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. (If the unit consists of a single security issued by an investment company, name such investment company and furnish a description of the type of securities comprising the portfolio of such investment company.)

                  The Trust will invest in Class II Shares of common stock of AIM Summit Fund, Inc., a Maryland corporation, a diversified open-end investment company which filed a Registration Statement on Form N-1A under the Act and the Securities Act of 1933, as amended.

                  The Fund's investment objective is growth of capital. The Fund seeks to meet this objective by investing primarily in common stocks of companies that the Fund's portfolio managers believe have the potential for growth in earnings, including small-sized growth companies, and in common stocks believed to be under-valued relative to other available investments. The Fund may also invest up to 20% of its total assets in foreign securities, including securities of companies located in developing countries, i.e., those that are in the initial stages of their industrial cycles.

                  The Fund's portfolio managers purchase securities of companies that they believe have the potential for growth. The Fund's portfolio managers consider whether to sell a particular security when they believe the security no longer has that potential.

                  In anticipation of or in response to adverse market conditions or for cash management purposes, the Fund may hold all or a portion of its assets in cash, money market instruments, bonds or other debt securities. As a result, the Fund may not achieve its investment objective.

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

                  (a)      Name of Company.

                           AIM Summit Fund, Inc.

                  (b)      Name and principal business address of depositor.

                           Not Applicable

                  (c) Name and principal business address of trustee or custodian.

                           State Street Bank and Trust Company
                           P.O. Box 8300
                           Boston, Massachusetts 02266-8300

                  (d) Name and principal business address of principal underwriter.

                           A I M Distributors, Inc.
                           11 Greenway Plaza
                           Suite 100
                           Houston, TX 77046

                  (e) The period during which the securities of such company have been underlying securities.

                           Class II Shares of common stock of the Fund will be the underlying securities from the date operations of the trust commences.

INFORMATION CONCERNING LOADS, FEES, CHARGES AND EXPENSES

13.      (a)      Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

         (A)      the nature of such load, fee, expense, or charge;

                  (1)      Principal Payments

                           Each Plan includes a Creation and Sales Charge (a
                  "front-end load" sales charge) equal to a maximum of 50% of the first 12 investments. The effect of a "front-end load" is that if a Planholder terminates his or her Plan between the second and eighteenth month, total deductions may amount to as much as 15% of the total Plan investments made up to that date and as much as 31.6% after 18 months. However, the maximum Creation and Sales Charge for a 15-year Plan is only 3.33% when expressed as a percentage of the total Plan investments. For example, on a $100 a month Plan, $50 is deducted from each of the first 12 monthly Plan investments. Accordingly, a Plan is not suited for short-term investments. These charges are deducted from each of the first 12 monthly Plan investments. After the 12th investment, Creation and Sales Charges no longer apply to subsequent monthly investments. Deductions will decrease proportionately on certain larger Plans.

                  (2)      Underlying Securities

                           The Fund pays usual and customary expenses in
                  connection with its operations, including but not limited to, a management fee, distribution fees, custody expenses, transfer agency fees, including a portion of the custodian fee attributable to Planholder account record keeping fee, registration fees under securities laws, printing expenses, accounting and brokerage fees, trustee fees and expenses and insurance costs.

                  (3)      Distributions.

                           Plan administration fees, such as Plan audits and
                  regulatory filings.

                  (4)      Cumulated or Reinvested Distributions of Income.

                           Dividends and distributions are reinvested at net
                  asset value, less audits and regulatory filings as explained in 13(A)(3).

                  (5) Redeemed or Liquidated Assets of the Trust's Securities.

                           None

         (B)      The amount thereof

                  (1)      Principal Payments

                           Relevant information including the Creation and
                  Sales Charge Table and the hypothetical investment table under the caption "Allocation of Investments and Deductions," "Total 25 Year Allocations of Investments and Deductions when Extended Investment Option is Used" and "A typical $50 Monthly Investment Plan" in the Prospectus is incorporated herein in response to this item.

                  (2)      Underlying Securities

                           The expense table and other relevant information
                  under the caption entitled "Fund Annual Expenses" in the Prospectus is incorporated herein in response to this item.

                  (3)      Distributions.

                           The Fund and the Sponsor reserve the right to deduct
                  all or a portion of the Custodian's fees in the future. Fees will be deducted on a per share bases rather than a per account basis and these fees are at cost, rather than mark up.

                  (4)      Cumulated or Reinvested Distributions of Income.

                           See Subitem 13(a)(B)(3)

                  (5)      Redeemed or Liquidated Assets of the Trust's
                           Securities.

                           None

         (C) The name of the person to whom such amounts are paid and his relationship to the trust.

                  (1)      Principal Payments

                           Such amounts are paid to A I M Distributors, Inc.
                  ("Distributors") as the Sponsor

                  (2)      Underlying Securities

                           For the Fund, such amounts are paid to the each of
                  following (relationship indicated) :

                  Distributors (principal underwriter) receives 12b-1 fee

                  A I M Advisors, Inc. ("AIM") (investment advisor) receives investment advisory fee

                  A I M Fund Services, Inc. ("AFS") (transfer agent) receives transfer agency fee and reimbursement of fees paid to Plan custodian

                  State Street Bank and Trust Company (custodian) receives Fund custodian fees and Plan custodian fees

                  Each of Distributors and AFS is an affiliate with AIM and A I M Management Group Inc. ("AIM Management"), the parent corporation of AIM. AIM Management is an indirect wholly owned subsidiary of AMVESCAP PLC.


                                             FEE TABLE

                       These are the estimated fees and expenses, based on
                  plan creation and sales charges you may pay if you invest in a plan.

                  Plan owner fees paid directly from your Plan payment
                  ---------------------------------------------------------------------------------
                       Creation and sales charges when you buy shares as a
                  percentage of net amount invested                                       50.00%(1)
                  ---------------------------------------------------------------------------------

                  Annual Fund operating expenses paid from the assets of the
                  Fund as a percentage of average daily net assets(2)
                  ---------------------------------------------------------------------------------
                       Management Fee(3)                                                   0.64%
                  ---------------------------------------------------------------------------------
                       Distribution and Service (12b-1) Fee                                0.30%
                  ---------------------------------------------------------------------------------
                       Other Expenses                                                      2.53%
                  ---------------------------------------------------------------------------------
                  Total Annual Fund Operating Expenses                                     3.47%
                  ---------------------------------------------------------------------------------
                       Expense Reimbursements(3)                                           1.97%
                  ---------------------------------------------------------------------------------
                       Net Expenses                                                        1.50%
                  ---------------------------------------------------------------------------------



                       (1) A creation and sales charge of up to 50% may be deducted from your first 12 investments. If you complete scheduled payments over a 15-year plan, you will pay creation and sales charges of up to 3.33%
                       (2) The fees and expenses are based on estimated average net assets for Class II Shares of the Fund.
                       (3) The investment advisor has contractually agreed for a one-year period not to impose all or a portion of its management fee and, if necessary, to limit other operating expenses of the Fund to the extent required to reduce expenses to 1.50% of the average daily net assets of the Fund.


                  (3)      Distributions.

                           Fees are paid to the Custodian or Sponsor as a cost reimbursement.

                  (4)      Cumulated or Reinvested Distributions of Income.

                           Not Applicable



                  (5) Redeemed or Liquidated Assets of the Trust's Securities.

                           Not Applicable

         (D) The nature of the services performed by such person in consideration of such load, fee, expense or charge.

                  (1)      Principal Payments

                           The Creation and Sales Charge is paid to the Sponsor
                  as compensation for its services and costs in creating the Plans and arranging for their administration, for making the Fund shares available to Planholders at their net asset value and for certain selling expenses and commissions with respect to the Plans.

                           Relevant information under the caption "Service
                  Charges and Other Fees" in the Prospectus is also incorporated herein in response to this item.

                  (2)      Underlying Securities

                           See Subitem(s) 13(a)(B)(2) and 13(a)(C)(2).

                  (3)      Distributions.

                           Annual Plan audits and regulatory filings

                  (4)      Cumulated or Reinvested Distributions of Income.

                           Not Applicable

                  (5) Redeemed or Liquidated Assets of the Trust's Securities.

                           Not Applicable

         (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments. ("Sales Load" includes sales load of any underlying investment company security. Computation should be made on the basis of the certificate calling for the smaller amount of payments.)

                  See response to Subitem 13(a)(B)(1)

         (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load and identify each class of individuals or transactions to which such plans apply.

                  See response to 13(a)(B)(1)

                  The sections entitled "Rights of Accumulation" and "Changing the Face Amount of a Plan" under the caption "RIGHTS AND PRIVILEGES OF PLAN- HOLDERS" in the Prospectus are also incorporated herein in response to the item.

         (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee custodian or principal underwriter.

                  There is no variation in price.

         (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities. (Assignment, reinstatement, replacing lost certificates, etc.)

                  Plans established as individual retirement accounts ("IRAs") are subject to an annual IRA custodial fee of $10 which is paid to State Street Bank and Trust Company as IRA custodian. This annual fee will be deducted from the Plan unless a separate check is received in payment of the IRA custodial fee.

         (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

                  The Custodian/Trustee and the Sponsor/Depositor and Distributor will not receive any profits or other benefits through the sale or purchase of the Plan not included in the answer to Item 13(a) or 13(d).

         (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

                  Not applicable.  The Trust has not commenced operations.

INFORMATION CONCERNING THE OPERATIONS OF THE TRUST

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  To start a Plan, prospective Planholders complete an application (the "Plan Application") indicating the monthly Plan investment amount. Because a Plan is specifically designed for regular monthly investing, Planholders are encouraged to invest through an automatic investment option such as military government allotment or a preauthorized check transaction (a "PACT"). A Planholder should complete the required forms and forward them to the Custodian to elect an automatic investment option.

                  Also see response to Item 3(6)(a). A Plan is established in the name of the Planholder at the time of issuance and constitutes an individual agreement among the Planholder, the Sponsor and the Custodian, and a Planholder may terminate a Plan completely or partially at any time as described in the Prospectus. Plans are issued in book entry form only.

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  Payments by investors pursuant to the Plans will be made directly to the Custodian/Trustee which will record the amount of the payment, the deductions made therefrom for sales charges, or other charges, and the number of Class II Shares purchased on behalf of the investor.

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  The Plan purchases and redeems at net asset value without payment of any sales charge or other transaction fees. The Custodian holds these shares in its custody, receiving any dividends and distributions.

                  The Sponsor may substitute the shares of another investment medium as the underlying investment for the shares of the Fund if it deems such action to be in the best interest of Planholders. See response to Item 52.

17.      (a)      Describe the procedure with respect to withdrawal or
redemption by security holders.

                  See response to Item 10(c).



         (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities, or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                  The Trust shall be required to accept requests for surrender and termination of an investor's interest in the Trust in accordance with the procedure set forth in Item 10(c).

         (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

                  Subject to the section entitled "Plan Reinstatement Privilege" under the caption "RIGHTS AND PRIVILEGES OF PLANHOLDERS" in the Prospectus, if a Plan is terminated, that Plan is canceled and no further purchase payments may be made there under.

18.      (a)      Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  Distributions of investment income dividends and capital gains by the Fund, which will be made once each year, after any applicable deductions, will be automatically reinvested on behalf of a Planholder, by the Custodian/Trustee in

         Class II Shares of the Fund unless a Planholder requests otherwise in writing.

         (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  All Fund dividends and distributions, after any applicable deductions, are reinvested on behalf of the Planholders automatically by the Custodian in additional shares of the Fund as of the payment date, at the net asset value determined on the ex-dividend date of the dividend or distribution, unless the Planholder elects to receive the dividends or distributions in cash.

         (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

                  No reserves or special funds out of income or principal are currently anticipated.

         (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distribution from sources other than current income have been made identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made describe the nature thereof, the account charged and the basis of determining the amount of such charge.

                  Not applicable.  The Trust has not yet commenced operations.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                  The duties of the Custodian under the Custodian Agreement include record keeping related to the receipt of all investments from Planholders and income dividends and capital gains distributions on Fund shares, the processing of all authorized deductions therefrom and the purchase and retention of Fund shares for the Planholders' accounts. The Custodian has assumed only those obligations specifically imposed on it under the Custodian Agreement.

                  An appropriate notice regarding taxes will be sent to Planholders each year by the Custodian. Not less than 20 days prior to the due date thereof, all Federal income tax returns for the custodianship prepared in form for execution and filing, together with advice concerning the proper allocation of expenses and other items among the Planholders.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

         (a)      Amendments to such indenture or agreement.

                           The Custodian Agreement, which may be amended from
                  time to time as mutually agreed by the Sponsor and the Custodian, cannot be amended to adversely affect the material rights and privileges of a Planholder without obtaining his or her written consent.

         (b)      The extension or termination of such indenture or agreement.

                           The Custodian shall have the right, upon at least 90
                  days' notice to the Sponsor, to terminate its obligation to accept any new Plan for custodianship hereunder. In addition, the obligation of the Custodian to accept any new Plan for custodianship hereunder shall terminate if the Sponsor: (1) fails to maintain an effective registration statement under the 1933 Act covering the Plans; (2) fails to cause the requirements of the 1940 Act to remain satisfied in connection with the issuance of the Plans; (3) has its membership in the NASD or its registration as a broker-dealer under the 1934 Act, cancelled or revoked or suspended for more than 120 days for any cause involving failure on the part of an executive officer or director to follow ethical standards or serious neglect of his duty to require representatives to follow such standards; or (4) defaults in the performance of any other duty, covenant or agreement contained in this Agreement and such default shall remain unremedied for 30 days after written notice thereof shall have been given to the Sponsor by the Custodian.

         (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

                           The Sponsor shall have the right, upon at least 90
                  days notice to the Custodian, to substitute, as custodian, both under the Plan issued and still in force and/or under any Plans issued thereafter, whether such Plans are otherwise identical with that issued under this Agreement or not, any other bank having capital, surplus and undivided profits in excess of 2,000,000.

         (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

                           The Custodian shall have the right to resign as
                  custodian under any existing Plan at any time but only if either: (a) the Plan has been completely liquidated and the proceeds of the liquidation distributed to the Planholders; or (b) a successor custodian, meeting with the approval of the Sponsor (which approval shall not be unreasonably withheld) and having the qualifications prescribed in Item 20(b) above, has been designated and has accepted such custodianship. The Custodian shall have the right, upon at least 90 days' notice to the Sponsor, to terminate its obligation to accept any new Plan for custodianship hereunder.

         (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

                           The Custodian Agreement does not provide for the
                  removal or resignation of the Sponsor or the failure of the Sponsor to perform its duties, obligations and functions.

         (f) The appointment of a successor depositor, and the procedure if a successor depositor is not appointed.

                           The Custodian Agreement does not provide for the
                  appointment of a successor Sponsor.

21.      (a)      State the substance of the provisions of any indenture or
agreement with respect to loans to security holders.

                  There are no such provisions in any indenture or agreement.

         (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing. The following items should be covered.

                  (1) The name of each person who makes such agreements or arrangements with security holders.

                           Not applicable.

                  (2)      The rate of interest payable on such loans.

                           Not applicable.

                  (3)      The period for which loans may be made.

                           Not applicable.

                  (4) Costs or charges for default in repayment at maturity.

                           Not applicable.

                  (5) Other material provisions of the agreement or arrangement.

                           Not applicable.

         (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the fiscal year covered by financial statements filed herewith.

                  Not applicable.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

                  The Custodian assumes no duties or obligations not specifically assigned to the Custodian by the Prospectus and the Custodian Agreement. Without limiting the generality of the foregoing, the Custodian specifically does not assume the duties of investment ordinarily imposed upon a trustee, and its only obligations shall be to perform its Custodianship duties as specifically set forth in the Prospectus and in the Custodian Agreement and the Custodian shall have no responsibility for the choice of investment, for the investment policies of the investment company issuing the Fund Shares or for any act or omission on the part of such investment company or on the part of the Sponsor, and shall have no responsibility for the registration or qualification of securities, or of any person or company (whether or not the issuer of any such securities) under any Federal or state law or the law of any other jurisdiction relating to the sale, registration or qualification of securities, or under any rules, regulations or orders of any regulatory agencies or commissions.

                  The Custodian shall be entitled to act upon any written notice, resolution, letter of transmittal, request, consent, order, certificate, opinion, statement, plan assignment, designation or other document believed by it to be genuine and to have been signed by the proper party or parties or by a person or persons duly authorized to act on his or their behalf and to require such proofs, including signature guarantees, as they may deem necessary or upon any instructions, information data, records or documents provided to the Custodian or its agents or subcontractors by machine readable input, telex, tape, CRT data entry or other similar means authorized by the Sponsor and shall not be held to have notice of any change of authority of any person, until receipt of written notice thereof from the Sponsor. The Custodian may consult with legal counsel to be selected with reasonable care by them and they shall not be liable for any action taken or suffered by them in good faith in accordance with the advice of such counsel nor for anything done or omitted to be done or suffered in connection with the Custodianship except for their own lack of good faith, willful misconduct or negligence.

                  The Custodian shall not be responsible for, any and all liability and expense, including reasonable attorneys' fees, arising out of or attributable to (a) all actions of the Custodian or its agents or subcontractors required to be taken pursuant to the Custodian Agreement, provided that such actions are taken in good faith and without negligence or willful misconduct, or (b) the Sponsor's lack of good fath, negligence or willful misconduct.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

                  The officers and employees of the Sponsor/Depositor are covered by a fidelity bond in the amount of $35,000,000 issued by ICI Mutual Insurance Co.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

         Cost of audits and federal and state regulations costs are borne by Planholders,

PART III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR.

ORGANIZATION AND OPERATIONS OF DEPOSITOR

25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

                  The Sponsor/Depositor is a corporation, organized under the laws of the State of Delaware on November 18, 1976.

26.      (a)      Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith:

                  Not applicable.  The Trust has not yet commenced operations.

         (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company:

                  (1)      The nature of such fee or participation.

                           The Fund has adopted a distribution plan in
                  accordance with Rule 12b-1 under the Investment Company Act of 1940 pursuant to which certain distribution and service fees are paid to AIM Distributors. Under the distribution plan, the Fund compensates AIM Distributors as follows: (i) a service fee to be paid to qualified broker-dealers and (ii) compensates AIM Distributors for expenses incurred providing Services to the Fund shareholders, including the Plans, and supporting broker dealers in their efforts to provide such services. Expenditures under the distribution plan may not exceed on an annual basis 0.30% of the Fund's average daily net assets.

                  (2)      The name of the person making payment.

                           See response to Item 26(b)(1)

                  (3) The nature of the services rendered in consideration for such fee or participation.

                           See response to Item 26(b)(1)

                  (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                           Not applicable.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstance surrounding such cessation.

                The Trust is one of several investment companies which are managed or administered by A I M Advisors, Inc., or whose securities are distributed by the Sponsor/Depositor. The Sponsor Depositor and AIM Advisors are each subsidiaries of A I M Management Group Inc. AIM Advisors is investment advisor (or administrator where noted) to the following registered investment companies.

                AIM Advisor Funds, Inc.
                AIM Eastern Europe Fund
                GT Global Floating Rate Fund, Inc.(d/b/a AIM Floating Rate Fund) AIM Funds Group
                AIM Growth Series
                AIM International Funds, Inc.
                AIM Investment Funds
                AIM Investment Securities Funds
                AIM Series Trust
                AIM Special Opportunities Funds
                AIM Tax-Exempt Funds, Inc.
                AIM Summit Fund, Inc.
                AIM Variable Insurance Funds, Inc.
                G.T. Global Variable Investment Series
                G.T. Global Variable Investment Trust
                Short-Term Investments Co.
                Short-Term Investments Trust
                Tax-Free Investments Co.

                The Sponsor/Depositor is the distributor of the shares of each of the above investment companies except G.T. Global Variable Investment Series, G.T. Global Variable Investment Trust, Short-Term Investments Co., Short-Term Investments Trust and Tax-Free Investments Co.

28.     (a)      Furnish as at latest practicable date the following
information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

                As at April 15, 1999

                DIRECTORS

                Charles T. Bauer                   Director
                Michael J. Cemo                    Director
                Gary T. Crum                       Director
                Robert H. Graham                   Director
                W. Gary Littlepage                 Director

                  OFFICERS

                  Charles T. Bauer          Chairman
                  Michael J. Cemo           President
                  James L. Salners          Executive Vice President
                  John Caldwell             Senior Vice President
                  Robert H. Graham          Senior Vice President
                  W. Gary Littlepage        Senior Vice President
                  Marilyn M. Miller         Senior Vice President
                  Gene L. Needles           Senior Vice President
                  Gordon J. Sprague         Senior Vice President
                  Michael C. Vessels        Senior Vice President
                  B.J. Thompson             First Vice President
                  James R. Anderson         Vice President
                  Mary K. Coleman           Vice President
                  Mary A. Corcoran          Vice President
                  Melville B. Cox           Vice President
                  Glenda A. Dayton          Vice President
                  Sidney M. Dilgren         Vice President
                  Tony D. Green             Vice President
                  Dawn M. Hawley            Vice President
                  Ofelia M. Mayo            Vice President
                  Charles H. McLaughlin     Vice President
                  Ivy B. McLemore           Vice President
                  Terri L. Ransdell         Vice President
                  Carol F. Relihan          Vice President
                  Kamala C. Sachidanandan   Vice President
                  Frank V. Serebrin         Vice President
                  Christopher T. Simutis    Vice President
                  Gary K. Wendler           Vice President
                  Norman W. Woodson         Vice President
                  Melville B. Cox           Chief Compliance Officer
                  Kathleen J. Pflueger      Secretary
                  Dawn M. Hawley            Treasurer
                  Ofelia M. Mayo            General Counsel

         (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

         Charles T. Bauer is Chairman of the Board of Directors, A I M Management Group Inc., A I M Advisors, Inc., A I M Capital Management, Inc., A I M Distributors, Inc., A I M Fund Services, Inc. and Fund Management Company; and Director and Vice Chairman, AMVESCAP PLC.

         Michael J. Cemo is Director and President, A I M Distributors, Inc.; Director and Senior Vice President, A I M Management Group Inc.; and Director, A I M Fund Services, Inc.

         Robert H. Graham is Director, President and Chief Executive Officer, A I M Management Group Inc.; Director and President, A I M Advisors, Inc.; Director and Senior vice President, A I M Capital Management, Inc., A I M Distributors, Inc., A I M Fund Services, Inc., and Fund Management Company; Director, AMVESCAP PLC; Chairman of the Board of Directors and President, INVESCO Holdings Canada Inc.; and Director, AIM Funds Group Canada Inc. and INVESCO G. F. Canada Inc.

         Gary T. Crum is Director and President, A I M Capital Management, Inc.; Director and Senior Vice President, A I M Management Group Inc. and A I M Advisors, Inc.; and Director, A I M Distributors, Inc. and AMVESCAP PLC.

         W. Gary Littlepage is Director and Senior Vice President, A I M Distributors, Inc., and Vice President, A I M Management Group Inc.

         James L. Salners is Executive Vice President, A I M Distributors, Inc.

         John Caldwell is Senior Vice President, A I M Distributors, Inc., A I M Management Group Inc.; Director and President, A I M Fund Services, Inc.

         Marilyn M. Miller is Senior Vice President, A I M Distributors, Inc.

         Gordon J. Sprague is Senior Vice President, A I M Distributors, Inc.

         Michael C. Vessels is Senior Vice President, A I M Distributors, Inc.

         Gene L. Needles is Senior vice President, A I M Distributors, Inc.

         Carol F. Relihan is Director, Senior Vice President, General Counsel and Secretary, A I M Advisors, Inc.; Senior Vice President, General Counsel and Secretary, A I M Management Group Inc.; Director, Vice President and General Counsel, Fund Management Company; General Counsel and Vice President, A I M Fund Services, Inc.; and Vice President, A I M Capital Management, Inc.
and A I M Distributors, Inc.

         Dawn Hawley is Chief Financial Officer and Senior Vice President of A I M Management Group Inc.; Director, Senior Vice President and Treasurer of A I M Advisors, Inc.; Vice President and Treasurer of A I M Capital Management, Inc., A I M Distributors, Inc., A I M Fund Services, Inc. and Fund Management Company

         B.J. Thompson is First Vice President, A I M Distributors, Inc.

         Mary A. Corcoran is Senior Vice President, A I M Fund Services, Inc. and Vice President of A I M Distributors, Inc.

         James R. Anderson is Vice President, A I M Distributors, Inc. and Fund Management Company

         Mary K. Coleman is Vice President, A I M Distributors, Inc.

         Melville B. Cox is Vice President and Chief Compliance Officer A I M Advisors, Inc., A I M Capital Management, Inc., A I M Distributors, Inc., A I M Fund Services, Inc. and Fund Management Company.

         Glenda A. Dayton is Vice President, A I M Distributors, Inc.

         Sidney M. Dilgren is Vice President, A I M Distributors, Inc.; and Senior Vice President, A I M Fund Services, Inc.

         Tony D. Green is Vice President, A I M Distributors, Inc.; and Senior Vice President, A I M Fund Services, Inc.

         Charles H. McLaughlin is Vice President, A I M Distributors, Inc.

         Ivy B. McLemore is Vice President, A I M Distributors, Inc.

         Ofelia M. Mayo is General Counsel, Vice President and Assistant Secretary, A I M Distributors, Inc.; Assistant General Counsel, Assistant Secretary and Vice President A I M Advisors, Inc.; and Assistant General Counsel and Assistant Secretary, A I M Capital Management, Inc., A I M Fund Services, Inc. and Fund Management Company.

         Terri L. Randsell is Vice President, A I M Distributors, Inc.

         Kamala C. Sachidanandan is Vice President, A I M Distributors, Inc.

         Frank V. Serebrin is Vice President, A I M Distributors, Inc.

         Christopher T. Simutis is Vice President, A I M Distributors, Inc.

         Gary K. Wendler is Vice President, A I M Distributors, Inc.

         Norman W. Woodson is Vice President, A I M Distributors, Inc.

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

                  As at April 15, 1999

         Name and Principal Business Address                  Nature of Business
         -----------------------------------                  ------------------

         A I M Advisors, Inc.                                 Investment Advisor
         11 Green way Plaza
         Suite 100
         Houston, Texas

         Ownership of All Securities of the Depositor
         --------------------------------------------

         Securities Owned          Securities Owned          Securities Owned
         of record which           of record which           beneficially
         are also owned            are not owned             which are not
         beneficially              beneficially              owned of record


Title of                            Percent                   Percent                   Percent
Class             Amount            of Class      Amount      of Class     Amount       of Class
------------------------------------------------------------------------------------------------
Common             ----               100%         ----          0%         ----            0%

30. Furnish as at latest practicable date the following information with respect to any person, other that those covered by Items 28, 29, and 42 who directly or indirectly controls that depositor. ("Control" for the purposes of this item means "Control" as defined in Section 2(a)(9) of the Act, but without reference to the presumption created thereon). (If no such other person controls the depositor, indicate "none").

                  As of April 15, 1999

                           All stock of A I M Advisors, Inc. is owned by A I M Management Group Inc., which in turn, is a wholly owned indirect subsidiary of AMVESCAP PLC., a public company.




COMPENSATION OF OFFICERS AND DIRECTORS OF DEPOSITOR, COMPENSATION OF OFFICERS OF DEPOSITOR

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

         (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration:

                  Not applicable.  Trust has not yet commenced operations.

         (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries:

                  Not applicable.  Trust has not yet commenced operations.

         (c) indirectly or through subsidiaries to each of the officers or partners of the depositor:

                  Not applicable.  Trust has not yet commenced operations.

COMPENSATION OF DIRECTORS

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

         (a)      the aggregate direct remuneration to directors

                  Not applicable.  Trust has not yet commenced operations.

         (b)      indirectly or through subsidiaries to directors

                  Not applicable.  Trust has not yet commenced operations.

33.     (a)      Furnish the following information with respect to the
aggregate amount of remuneration for services of all employees of depositor (exclusive of persons whose remuneration is reported I Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statement filed herewith from the depositor and any of its subsidiaries.

                  Not applicable.  Trust has not yet commenced operations.

         (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a); (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (specify. If a person is employed in more than one capacity, classify according to predominant type of work.

                  Not applicable.  Trust has not yet commenced operations.

COMPENSATION TO OTHER PERSONS

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceed $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                  Not applicable.  Trust has not yet commenced operations.

PART IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

DISTRIBUTION OF SECURITIES

35. Furnish the names of the states in which sales of the trust's securities
(A) are currently being made, (B) are presently proposed to be made, and (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

                  (A) None
                  (B) All 50 states
                  (C) None

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

                  Sales of the Trust's securities have never been suspended.

37.      (a)      Furnish the following information with respect to each
instance where subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

                  (1)      Name of officer, agency or body.

                           None

                  (2)      Date of denial.

                           Not applicable.

                  (3)      Brief statement of reason giver for denial.

                           Not applicable.

         (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental office, agency or regulatory body.

                  (1)      Name of officer, agency or body.

                           None

                  (2)      Date of revocation.

                           Not applicable.

                  (3)      Brief statement of reason given for revocation.

                           Not applicable.

38.      (a)      Furnish a general description of the method of distribution of securities of the trust.

                  Plans will be sold through registered representatives of broker-dealers who are members of the National Association of Securities Dealers, Inc. and who have entered into sales agreements with the Sponsor.

         (b) State the substance of any current selling agreement, between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

                  The Sponsor will enter into sales agreements with the broker-dealers described above under which commissions ranging from 80% to 95% of the total Creation and Sales Charges will be paid to such broker-dealers.

         (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of the periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

                  Commission Schedule filed as Exhibit A(3)(c) attached hereto.

INFORMATION CONCERNING PRINCIPAL UNDERWRITER

39.      (a)      State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

                  The Sponsor/Depositor, which acts as the distributor of the Plans, was incorporated under the laws of the State of Delaware on November 18, 1976.

         (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

                  The Sponsor/Depositor is a member of the National Association of Securities Dealers, Inc.

40.      (a)      Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

                  Not applicable.  The Trust has not yet commenced operation.

         (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

                  (1)      The nature of such fee or participation.

                           Not applicable. The Trust has not yet commenced operation.


                  (2)      The name of the person making payment.

                           Not applicable. The Trust has not yet commenced operation.


                  (3) The nature of the services rendered in consideration for such fee or participation.

                           Not applicable. The Trust has not yet commenced operation.


                  (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                           Not applicable. The Trust has not yet commenced operation.


41.      (a)      Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

                  The Sponsor/Depositor, which acts as distributor of the Plans, is a registered broker-dealer which is a member of the NASD. It acts as principal underwriter of the following investment companies:

                  AIM Advisor Funds, Inc
                  AIM Equity Funds, Inc. (Retail Classes)
                  AIM Funds Group
                  AIM Growth Series
                  AIM International Funds, Inc.
                  AIM Investment Funds
                  AIM Investment Securities Funds (Retail Class)
                  AIM Series Trust
                  AIM Special Opportunities Funds
                  AIM Tax-Exempt Funds, Inc.
                  AIM Variable Insurance Funds, Inc.
                  AIM Summit Investors Plans I

         (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

                  None.

         (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statement filed herewith and furnish the aggregate amount of compensation received by such sales men in such year. (Segregate full-time and part-time salesmen.)

                  Not Applicable

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter:

                  Not Applicable.  The Trust has not yet commenced operation.


43. Furnish for the last fiscal year covered by the financial statements filed herewith, the amount brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

                                                           As at April 15, 1999

-------------------------------------------------------------------------------------------------------------------

Name and principal business address of each such person                         Position with principal underwriter
===================================================================================================================

                                       Ownership of Securities of the Trust
-------------------------------------------------------------------------------------------------------------------

         Securities owned of record         Securities owned of record                  Securities owned
            which are also owned               which are not owned                 beneficially which are not
                beneficially                       beneficially                         owned of record
-------------------------------------------------------------------------------------------------------------------
Title of                            Percent of                                                            Percent of
 Class            Amount               class         Amount            Percent          Amount               class
-------------------------------------------------------------------------------------------------------------------


                  Not applicable.  The Trust has not yet commenced operations.

Offering Price or Acquisition Valuation of Securities of the Trust

44.      (a)      Furnish the following information with respect to the method of valuation used by the trust for purpose of determining the offering price to the public of securities issued by the trust or the valuation of shares or interest in the underlying securities acquired by the holder of a periodic payment plan certificate:

         (1) The source of quotations used to determine the value of portfolio securities.

         (2) Whether opening, closing, bid, asked or any other price is used.

         (3) Whether price is as of the day of sale or as of any other time.

         (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

         (5) Other items which registrant adds to the net asset value in computing offering price of its securities:

         (6)      Whether adjustments are made for fractions:

                  (i)      before adding distributor's compensation (load): and

                  (ii)     after adding distributor's compensation (load).

         The response to Item 44(a) is omitted pursuant to instruction in Form N-8B-2.

         (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

         Not applicable.

         (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

                  See response to Item 13(d)

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

                  (a)      by whose action redemption rights were suspended.

                           Not applicable.

                  (b) the number of days; notice given to security holders prior to suspension of redemption rights.

                           Not applicable.

                  (c)      reason for suspension.

                           Not applicable.

                  (d)      period during which suspension was in effect.

                           Not applicable.

REDEMPTION VALUATION OF SECURITIES OF THE TRUST

46.      (a)      Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

                  (1) The source of quotations used to determine the value of portfolio securities.

                  (2) Whether opening , closing, bid, asked or any other price is used.

                  (3) Whether price is as of the date of sale or as of any other time.

                  (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

                  (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities.

                  (6)      Whether adjustments are make for fractions.

                  The response to Item 46(a) is omitted pursuant to instruction on Form N-8B-2.

         (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date.

                  Not applicable.

PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO SECURITY HOLDERS

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

         The Trustee will purchase only Class II Shares of the Fund as stated in Item 11 hereof. Procedures regarding the acquisition and disposition of Class II Shares of the Fund are described in Item 16.

         The Trust does not purchase underlying Class II Shares of the Fund from Planholders exercising withdrawal rights, but may, as agent for the Planholder, redeem such shares and transmit the proceeds, less authorized deductions, to the Planholder.

PART V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust.

         (a)      Name and principal business address.

                  See answer to Item 3.

         (b)      Form of organization

                  The State Street Bank and Trust Company is a corporation.

         (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

                  Massachusetts corporation

         (d)      Name of governmental supervising or examining authority.

                  Subject to the Federal Reserve

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

                  See Schedule A to the Fund's Custodian Agreement found as
         Exhibit 1.A(1) in the Fund's Registration Statement on Form S-6.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

         The Custodian Agreement provides :

                  "As remuneration for services to be performed by the Custodian under this Agreement, the Custodian shall receive the fees, charges, and reimbursements for expenses as set forth in the attached Schedules, this Agreement and the Prospectus, and for all other expenses incurred, whether or not otherwise enumerated, in connection with the performance of its duties under this Agreement. The Custodian shall also be reimbursed for all expenses incurred by it in connection with the performance by the Sponsor of duties delegated to it by the Custodian. During the life of the trust the Custodian, if not otherwise remunerated, may charge against and collect from the income of the trust, and from the corpus thereof if no income is available, such fees, charges and reimbursements for such services and expenses. However, no such charge or collection shall be make except for services theretofore performed or expenses theretofore incurred."

PART VI. INFORMATION CONCERNING INSURANCE OR HOLDING OF SECURITIES

51. Furnish the following information with respect to insurance of holders of securities.

         (a)      The names and address of the insurance company.

         (b) The types of policies and whether individual or group policies.

         (c)      The types of risks insured and excluded.

         (d)      The coverage of the policies.

         (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.

         (f)      The terms and manner of cancellation and of reinstatement.

         (g) The method of determining the amount of premium to be paid by holders of securities.

         (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

         (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

         (j) The substance of any other material provisions of any indenture or agreement of the Trust relating to insurance.

                  Subitems 51(a) through 51(j) are not applicable.

PART VII POLICY OF REGISTRANT

52.      (a)      Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from the assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

         The Sponsor may effect a substitution of Fund Shares whenever it deems such substitution to be in the best interest of the Planholders, subject to the following:

         (i) The Sponsor shall receive prior approval by the SEC for a substitution under the provisions of Section 26(b) of the 1940 Act.

         (ii) The Sponsor may substitute for Fund Shares then held and yet to be purchased or both. Substituted shares must be generally comparable in character and quality to Fund Shares and must be registered under the 1933 Act.

         (iii) The Sponsor shall satisfy the Custodian that the substitute shares may be purchased and redeemed on generally favorable terms, arrange for the Custodian to acquire substitute shares having an aggregate value at least equal to that of the Fund Shares replaced, and furnish to the Custodian the documents described in paragraph III(B) above. The Sponsor shall also provide the Custodian with a signed certificate stating that notice of the proposed substitution has been given to each Planholder.

         (iv) The Sponsor shall notify each Planholder in writing that, unless he surrenders his Plan within 30 days of the date of mailing of such notice, he will be deemed to have authorized the substitution and agreed to bear his pro-rate share of actual related expenses, if any.

         If Fund Shares cannot be purchased by the Custodian for more than 90 days, and the Sponsor fails to substitute shares, the Custodian, may select another investment medium which it deems to be comparable to the Fund Shares, subject to prior approval of the SEC. The Custodian shall notify each Planholder in writing that the substitution will be made if the Planholder, within 30 days, gives written approval to the Custodian and agrees to bear his reasonable pro-rata share of the Custodian's related expenses, including tax liability sustained by the Custodian. The Planholders failure to give such written approval within the 30 day period shall give the Custodian authority to terminate the Plan.

         If the Fund Shares are not available for purchase for a period of 90 days or longer, and neither the Sponsor nor the Custodian substitutes other shares, the Custodian shall have the authority without further action on its part, to terminate the Plan.

         The Custodian shall, within five days after any substitution, deliver or mail to each Planholder a notice of substitution, including an identification of the Fund Shares eliminated and the securities substituted, and a specification of the shares of such Planholder affected by the substitution.

         (b) Furnish information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

                  (1)      Title of security.

                  (2)      Date of elimination.

                  (3)      Reasons for elimination.

                  (4) The use of the proceeds from the sale of the eliminated security.

                  (5)      Title of security substituted, if any.

                  (6) Whether depositor, principal underwriter, trustee or custodian or any affiliated person of the foregoing were involved in the transaction.

                  (7) Compensation or remuneration received by each such person directly or indirectly as a result of the transaction.

                  Subitems 52(b)(1)- 52(b)(7) are not applicable.

         (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

                  (1)      the grounds for elimination and substitution;

                           See answer to Item 52 (a).

                  (2) the type of securities which may be substituted for any underlying security;

                           See answer to Item 52 (a).

                  (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

                           Not applicable.

                  (4) whether such substituted securities may be the securities of another investment company; and

                           See answer to Item 52 (a).

                  (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

                           See answer to Item 52 (a).

         (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

                  None.

REGULATED INVESTMENT COMPANY

53.      (a)      State the taxable status of the trust.

                  The Trust itself does not pay any United States income tax. All distributions of income and capital gains are taxable to the investors individually even though they may be reinvested in additional shares of the Fund pursuant to the Plan.

                  From time to time a portion of the net asset value of a participation in the Trust may represent unrealized appreciation of its investments. When realized and distributed (actually or constructively), the net gain on the sale of such investments will be taxable to the investors as a capital gain if the holding period is greater than one year and as ordinary income if on a year or less. If the net asset value of an investor's participation should be reduced below his cost as the result of the distribution of such realized capital gains, such distribution would be taxable to the investor although it was, in effect, a return of his investor capital.

         (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

                  The Trust has not completed its first taxable year end. The Trust intends to qualify as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1986, as amended.

PART VIII. FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates furnish the following information with respect to each class or series of its securities.

                  Not applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type current being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.


                                        TRANSCRIPT OF A HYPOTHETICAL PERIODIC PAYMENT PLAN ACCOUNT(1)
------------------------------------------------------------------------------------------------------------------------------------
COL. A                       COL. B                                 COL. C                           COL. D               COL. E.
------------------------------------------------------------------------------------------------------------------------------------
                           Amount of                Deductions from Payments on Principal     Balance of payments on
                            Payment                                                           principal available for
                                                                                           investment in trust property

                 ---------------------------------------------------------------------------
                                                        (1)           (2)           (3)
                                                 -------------------------------------------------------------------
                    Monthly for    Cumulative    Underwriting   Insurance       Other       Monthly for   Cumulative   Liquidating
                  first year and                  commissions,   premiums     deductions  first year and                 value of
                     annually                     loading fees                                annually                certificate(2)
  Date of           thereafter                   and all other                               thereafter
  payment                                          similar
                                                   charges

Mar. 1, 1999            600           6000            0              0              0            600           5700
Mar. 1, 1998            600           5400            0              0              0            600           5100
Mar. 1, 1997            600           4800            0              0              0            600           4500
Mar. 1, 1996            600           4200            0              0              0            600           3900
Mar. 1, 1995            600           3600            0              0              0            600           3300
Mar. 1, 1994            600           3000            0              0              0            600           2700
Mar. 1, 1993            600           2400            0              0              0            600           2100
Mar. 1, 1992            600           1800            0              0              0            600           1500
Mar. 1, 1991            600           1200            0              0              0            600            900
Feb. 1, 1990             50            600           25              0              0             25            300
Jan. 1, 1990             50            550           25              0              0             25            275
Dec. 1, 1989             50            500           25              0              0             25            250
Nov. 1, 1989             50            450           25              0              0             25            225


Oct. 1, 1989             50            400             25              0              0             25            200
Sep. 1, 1989             50            350             25              0              0             25            175
Aug. 1, 1989             50            300             25              0              0             25            150
Jul. 1, 1989             50            250             25              0              0             25            125
Jun. 1, 1989             50            200             25              0              0             25            100
May 1, 1989              50            150             25              0              0             25             75
Apr. 1, 1989             50            100             25              0              0             25             50
Mar. 1, 1989             50             50             25              0              0             25             25

(1)(a) The transcript shall be carried to date of completion on the assumption there has been no lapse or cancellation, or if incomplete to the approximate date of the statement of condition filed herewith.

   (b) Income of the account which is to be reinvested shall be included in an appropriate manner.

(2) The underlying class of shares did not exist until March 1999, therefore it can not be determined.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.

                  Not applicable.  Trust has not yet commenced operations.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

                  Not applicable.  Trust has not yet commenced operations.

58. If the trust is the issuer of period payment plan certificates, furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

                  Not applicable.  Trust has not yet commenced operations.

FINANCIAL STATEMENTS

59.      Financial Statements of the Trust

                  [To be filed by amendment]

         Financial Statements of the Depositor

                  [To be filed by amendment]

IX. EXHIBITS

     None

                                   SIGNATURES



         Pursuant to the requirements of the Investment Company Act of 1940 the Sponsor/Depositor of the Registrant has caused this pre-effective amendment to the registration statement to be duly signed on behalf of the Registrant in the City of Houston and State of Texas on the 30th day of June, 1999.



[SEAL]                               AIM SUMMIT INVESTORS PLANS II

                                     (Name of Registrant)


                                     BY:  A I M DISTRIBUTORS, INC.
                                          -------------------------------------
                                          (Name of depositor or trustee
                                          or custodian)


                                     BY:  /s/ MICHAEL J. CEMO
                                          -------------------------------------
                                          Michael J. Cemo, President


ATTEST:


/s/ STEPHEN I. WINER
-----------------------------------------
Stephen I. Winer, Assistant Secretary